Exhibit 99(e)(14)

Non-binding unofficial translation into English for information purposes only. Original in French.

Michel Alard interview: English translation of French transcript

Released on November 7, 2008

EuroBusiness Media (EBM): Wavecom, a leading provider of wireless technology for M2M, i.e. machine-to-machine, communications is subject to a hostile takeover bid from Gemalto. Michel Alard, hello. You are the Chairman of the Board of Wavecom. Why are you today not in favor of Gemalto’s offer?

Michel Alard (MA): We clearly do not find Gemalto’s offer acceptable. First of all, it is opportunistic, it seeks to take advantage of a situation that everyone knows about in the financial markets, and in the economy in general, which has, of course, reflected on Wavecom. It does not take into account the potential of the projects led by Wavecom with numerous clients, which are not reflected in today’s sales. Also, it does not take into account all the innovative technologies developed by Wavecom, whether it be the so-called inSIM technologies or those developed by our subsidiary Anyware. And finally, the valuation is quite inadequate - whatever the methods used to calculate it – either in terms of comparable companies or recent transactions. It has to be noted, however, that it is a hostile takeover bid, as you have indicated, which is uncommon in the technology industry and which may put the company at a major risk. You know that for a company such as Wavecom its value resides essentially in its staff, first and foremost in the human potential, and that the current bid could potentially destabilize them. For all these reasons, we think that the bid from Gemalto does not reflect the value of Wavecom.

EBM: So, precisely, what are these key technologies, or favorable development prospects, that are not yet reflected in today’s bid from Gemalto?

MA: As you know, the mobile phone market has now reached saturation. The future growth engine of this market is communicating machines, and today less than 1% of machines are equipped, whereas all machines could be potentially. Wavecom has a leading position in this market, but Wavecom’s strategy is not only making communicating machines, but also, and above all, developing an entire platform of services on this basis, and to do this we rely on our subsidiary Anyware. To give an example, today a car has more and more built in software, and tomorrow when you start your car the same exact thing will happen that is happening today with your PC – your car will go search the network for all of its software updates. And to do this, Wavecom has developed a solution that is unavoidable, since, in the end, we are the only means of communication between a vehicle and its environment.

EBM: In what you have just described, you seem to be straying from Gemalto, the producer of SIM cards? What is Gemalto’s interest in taking over Wavecom?

MA: First of all, Wavecom’s strategy is the migration from products towards services, quite in-phase with what Gemalto wants to do with its own products. As you know, the SIM card was originally designed for mobile phones and it is a concept that is completely unsuitable for machine-to-machine communication, whether for reasons of reliability, extreme temperature conditions, or lifespan, and for all these reasons we have developed the inSIM concept where, in fact, the functions of the SIM card are simply integrated as a component in our own products. In a way, we have developed a “super” SIM, and that is obviously a strategic concept for Gemalto, whereas the reverse is clearly not true.

EBM: How is Wavecom alone more capable of creating shareholder value than merged with Gemalto?

MA: Firstly, it seems to us in the interest of Wavecom to retain its independence. Today we work equally with Gemalto and Oberthur Card Systems. Besides, Wavecom’s financial situation is extremely strong, and this is why we think we have, all at once, the technical, human and financial means to create value for our shareholders. And this is why Wavecom’s Board recommends to its shareholders not to tender their stock to Gemalto’s offer, which we consider to not reflect the true value of Wavecom.

EBM: And if Gemalto were to increase its bid, would you still have the same analysis?

MA: It is the responsibility of the Board of Directors to examine any offer which presents itself, and to do so in the best interest of its shareholders.

EBM: Michel Alard, Board Chairman of Wavecom, thank you.

MA: Thank you.

This interview contains forward-looking statements which are not historical facts. Such forward-looking statements relate to Wavecom’s product pipeline including design wins, the M2M market and Wavecom’s recent acquisitions. Actual results may differ significantly from those contemplated by these forward-looking statements due to a variety of factors. Important factors that may cause such differences include, but are not limited to, those described in Wavecom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Further risks and uncertainties include, among others, the risk that the future trading price of Wavecom’s stock is likely to be volatile and could be subject to wide price fluctuations; the risk that Wavecom may be unable to secure superior value as a stand-alone company or by pursuing other strategic alternatives; and the risk that stockholder litigation in connection with Gemalto’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.